July 22, 2010

U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attention:     H. Christopher Owings, Assistant Director
       Lilyanna L. Peyser, Attorney Advisor

RE:         CH Energy Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 10, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 18, 2010
Form 10-Q for the Fiscal Period Ended March 31, 2010
Filed May 7, 2010

Dear Mr. Owings:

We are writing in response to your comment letter dated July 12, 2010 with respect to the above referenced filings of CH Energy Group, Inc. (“CH Energy Group”) and Central Hudson Gas & Electric Corporation (“Central Hudson”).  Responses to each of your comments, with the text of each comment, are set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.	Please revise Items 10 and 11 of your Form 10-K to ensure that you incorporate by reference all of the relevant sections of your proxy statement.

The reference in the first paragraph of Item 10 “Directors and Executive Officers of CH Energy Group” of the Form 10-K for the year ended December 31, 2009 (the “Form 10-K”), was intended to incorporate CH Energy Group’s entire proxy statement into the Form 10-K.  The subsequent references in specific items such as in Items 10 and 11 were intended as supplemental references to assist the reader in more quickly locating the particular item being referenced and were not intended to limit the sections of the proxy statement incorporated by reference.

In future filings, we will include only the general reference noted above in these items, incorporating the entire proxy statement into the Form 10-K.

Mr. H. Christopher Owings
Securities and Exchange Commission
July 22, 2010

Cover Page

2.
The file number on the cover page of your document does not agree with the file number, 333-52797, used in the EDGAR system.  Please advise or revise.  This comment also applies to your Form 10-Q for the fiscal period ended March 31, 2010.

The file numbers on the cover page of the Form 10-K are the correct file numbers for both CH Energy Group, Inc. and Central Hudson Gas & Electric Corporation for filings submitted in accordance with the Securities and Exchange Act of 1934.  The file number referenced above in comment #2 (333-52797) is a file number for a registration statement filed by Central Hudson Gas & Electric Corporation under the Securities and Exchange Act of 1933 and would appear to be incorrect for a filing under the Securities and Exchange Act of 1934.  The Company is working with EDGAR Filer Support to correct the file number used in the EDGAR system.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

3.
We are not able to locate a separately captioned section in your filing discussing your off-balance sheet arrangements, as called for by Item 303(a)(4) of Regulation S-K.  Based upon our review, it appears that you do not have any off-balance sheet arrangements.  Please confirm.  In addition, please consider adding an appropriate statement to this effect in future filings.  Refer to Exchange Act Rule 12b-13.

For the periods covered by the Form 10-K, neither CH Energy Group nor Central Hudson Gas & Electric Corporation had any off-balance sheet arrangements.

Although we do not believe a requirement exists under either Regulation S-K Item 303 or Exchange Act Rule 12b-13 to affirmatively state that no such arrangements exist, because we believe such disclosure would be beneficial to investors, we will consider including such a heading and negative statement in future filings.

Item 9A.  Controls and Procedures, page 220

4.
Please confirm to us that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Refer to Item 308(c) of Regulation S-K.  In addition, please confirm that you will provide conforming disclosure, as appropriate, in future findings.

Mr. H. Christopher Owings
Securities and Exchange Commission
July 22, 2010

For the fourth quarter of 2009 and for the year ended December 31, 2009, there were no changes in the Company’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.  We will include appropriate disclosure in future filings.

Item 13.  Certain Relationships and Related Transactions and Director Independence, page 222

5.	Please provide the disclosure required by Item 404(b) of Regulation S-K.

The disclosure required by Item 404(b) of Regulation S-K can be found on pages 13 and 14 of the 2010 proxy statement.  As discussed in the Company’s response to comment 1 above, the Company’s reference in the first paragraph of Item 10 of the Form 10-K was intended to incorporate the Company’s entire Proxy Statement into the Form 10-K.

Exhibits 31 and 32

6.	Please provide separate certifications for each registrant rather than combining them on one certification.

In future filings, the Company will provide separate certifications for each registrant, rather than combining them on one certification.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 23

Use of Market Compensation Data, page 26

7.
We note your statement that Hay group compiled compensation information about companies in four separate “comparator groups”; however, it appears that you discuss only two comparator groups.  Please advise or revise.

The statement in the 2010 proxy statement that the Hay Group compiled compensation information about companies in four separate “comparator groups” was incorrect.

Consistent with the remainder of the disclosure in the proxy statement, for the year ended December 31, 2009, the Hay Group compiled compensation information about companies in only two separate “comparator groups”.

Mr. H. Christopher Owings
Securities and Exchange Commission
July 22, 2010

In responding to these questions CH Energy Group and Central Hudson acknowledge that:

❖	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

❖	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

❖	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the foregoing, please contact me at (845) 486-5781.

Sincerely, /s/ Kimberly J. Wright
Kimberly J. Wright
CH Energy Group, Inc. Vice President Accounting and Controller
Central Hudson Gas & Electric Corporation Controller